MATERIAL FACT

Santiago, March 11, 2010

Mr.
Guillermo Larraín Ríos
Superintendent of Securities and Insurance

Ref.: Material Fact - Summon to Annual Shareholders Meeting.

Dear Sir:

Pursuant to the provisions set forth in articles 9° and 10° of Law N°18,045 on Securities Markets and in General Regulation N°30 of the Superintendence of Securities and Insurance, and being duly authorized, I hereby inform you that at an Extraordinary Meeting held on March 11, 2010, the Board of Directors of Lan Airlines S.A. (hereinafter, “LAN”) resolved to summon the Annual Shareholder’s Meeting to be held on April 29, 2010 at 11:00 am, in order to discuss the following matters:

a)	Approval of the Annual Report, Balance Sheet and Financial Statements of LAN for the fiscal year ending December 31, 2009;

b)
Approval of the distribution of a definitive dividend to be charged to the earnings of the fiscal year 2009, which shall include the interim dividends of US$0.10219 and US$0.20662 per share paid in the months of August 2009 and January 2010, respectively;

c)	Election of the Board of Directors of LAN;

d)	Determination of the compensation for the Board of Directors of LAN for the fiscal year 2010;

e)	Determination of the compensation for the Director’s Committee of LAN and its budget for the fiscal year 2010;

f)	Appointment of an external audit company for LAN; appointment of the Rating Agencies of LAN; and reports regarding the issues contemplated in title XVI of Law 18,046 on Corporations;

g)	Information regarding the cost of processing, printing and distribution of the information referred to in Circular 1,816 of the Chilean Superintendence of Securities and Insurance;

h)	Determination of the newspaper in which LAN will make its publications; and

i)	Other matters of corporate interest that are to be reviewed by the Annual Shareholders’ Meeting.

Sincerely,

/s/
Alejandro de la Fuente G.
Chief Financial Officer
Lan Airlines S.A.

With copy to:	Bolsa de Comercio de Santiago
Bolsa de Corredores de Valparaíso
Bolsa Electrónica de Chile